December 23, 2020

VIA DRS FILING

Mara Ransom
Katherine Bagley
Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Just Eat Takeaway.com N.V.
Draft Registration Statement on Form F-4
Submitted November 2, 2020
CIK No. 0001792627

Dear Ms. Ransom and Ms. Bagley:

On behalf of Just Eat Takeaway.com N.V. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 1, 2020 (the “Comment Letter”), relating to the confidential draft registration statement on Form F-4 submitted to the Staff on November 2, 2020 (the “Draft Registration Statement”), which includes a preliminary prospectus (the “Prospectus”). The Company has also revised the Draft Registration Statement in response to the Staff’s comments and requests for additional information contained in the Comment Letter and is submitting concurrently with this letter and on a confidential basis an amendment to the Draft Registration Statement (“Amendment No. 1”), which reflects these revisions in response to the Comment Letter and general updates. We are also sending to the Staff under separate cover via email courtesy copies of Amendment No. 1, including a version of Amendment No. 1 marked to reflect changes to the Draft Registration Statement, and this letter.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. To assist your review, we have reproduced the text of the Staff’s comments in bold below and provided the Company’s responses below each comment.

As a result of changes to the Draft Registration Statement, some page references in Amendment No. 1 have changed from those in the Draft Registration Statement as originally submitted. The page references in the Comment Letter refer to page numbers in the Draft Registration Statement as initially submitted, while the page numbers in the Company’s responses refer to page numbers in Amendment No. 1.

In addition to the responses to the Staff’s comments, Amendment No. 1 includes other changes that are intended to update the information contained in the Draft Registration Statement and the Prospectus. The responses and information below are based upon information provided to us by the Company and Grubhub Inc. (“Grubhub”).

Presentation of Financial and Other Information, page viii

1.
We note from page 50 of the GrubHub Group’s audited consolidated financial statements, which are incorporated by reference, that GrubHub has determined managed delivery services to be recognized on a gross basis. Please provide the analysis performed by GrubHub in determining GrubHub to be the principal in providing delivery services. In your response, please provide us GrubHub’s consideration of the guidance in ASC 606- 10-55-36 through 55-40.

Response: The Company respectfully advises the Staff that Grubhub has indicated that it has determined it is the principal in providing delivery services. The Company understands that, in arriving at this conclusion, Grubhub considered the guidance in ASC 606-10-55-36 through 55-40 in the context of its specific facts and circumstances. First, Grubhub identified food delivery services as the specified good or service to be provided to its customers. Grubhub then assessed whether it controls the food delivery services prior to transfer to the customer.

In accordance with Grubhub’s terms and conditions with restaurants, Grubhub has the sole right to determine the particulars of the delivery services, including, without limitation, availability of the service, delivery area and any related fees. To fulfill its delivery services obligation, Grubhub has established a network of delivery partners. As its own network, Grubhub manages both delivery partner availability and delivery partner assignments. For example, Grubhub can direct a scheduled delivery partner to either fulfill restaurant orders or to make scheduled charitable food deliveries on its behalf. Grubhub also handles all aspects of customer service related to the delivery service, including rectifying any issues with the delivery service or scheduling a replacement delivery if necessary. For example, Grubhub will assist the diner or restaurant in contacting the driver for any order delivery issues and, if necessary, will reassign the order to another driver or issue a credit to the diner. Given Grubhub’s ability to direct the use of its delivery network and its obligation to address customer concerns (see ASC 606-10-5-37(b)), Grubhub concluded that Grubhub is the principal in the arrangement.

The Company understands that to further support the conclusion that it controls the delivery services prior to transfer to the customer, Grubhub next considered the indicators of control in ASC 606-10-55-39:

(i)
Primary obligor: Grubhub is primarily responsible for providing delivery services. Grubhub arranges for the order to be picked up from the restaurant and delivered to the diner through its driver app and ensures that the delivery market is properly staffed in order to meet anticipated restaurant demand for delivery services. Grubhub manages its delivery network, including delivery driver scheduling. If a delivery partner is unable to complete a delivery, Grubhub will reassign the order to ensure the delivery service will be completed.

(ii)
Inventory risk: Grubhub bears inventory risk in that it is responsible for obtaining the services of its Delivery Partners and incurring the related costs independent of delivery assignments. Grubhub also handles any complaints related to the delivery service. For example, while Grubhub’s terms of use disclaim responsibility for delivery services provided to the restaurant, Grubhub’s customary business practices include rectifying delivery issues and errors through its customer service support. Grubhub will assist the diner and restaurant in contacting the driver for any order delivery issues and will offer a credit or other remedy to the diner as necessary.

(iii)	Setting prices: Grubhub establishes the price of its managed delivery services charged to the restaurant and diners as well as rates to be paid to the delivery drivers.

The Company understands that Grubhub views each of the above indicators as further supporting its conclusion that it is the principal in the arrangement.

Summary
The Companies
Just Eat Takeaway.com N.V., page 16

2.	Please briefly describe the implications of being a “premium listing” on the LSE and briefly define the “FCA’s Official List.”

Response: In response to the Staff’s comment, the disclosure on page 172 of Amendment No. 1 has been revised accordingly.

GrubHub Inc., page 17

3.	Please disclose the measure by which GrubHub is a “leading” platform, including the market in which GrubHub is leading. Please also briefly define “core-based statistical areas.”

Response: In response to the Staff’s comments, the disclosures on pages iii and 18 of Amendment No. 1 has been amended to (i) disclose the measure by which GrubHub is a “leading platform” and (ii) define “core-based statistical areas”, respectively.

Interests of Certain Grubhub Directors and Executive Officers in the Transaction, page 21

4.
We note your disclosure that the supplement to your remuneration package was “not approved by Just Eat Takeaway.com Shareholders at the Extraordinary General Meeting held on 7 October 2020.” Please amend your filing to clarify whether the approval of this supplement is a condition to the closing of the transaction, and the consequences of shareholders not approving this supplement, if any.

Response: In response to the Staff’s comment, the disclosure on page 23 of Amendment No. 1 has been amended to clarify that approval of the supplement is not a condition to closing of the transaction.

Risk Factors
Risks Relating to the Transaction
“Grubhub may waive one or more conditions to the Transaction . . .”, page 38

5.
We note your disclosure that “[c]ertain conditions to Grubhub’s obligations to complete the Transaction may be waived, in whole or in part, either unilaterally or by agreement of Just Eat Takeaway.com and Grubhub (in each case, to the extent legally permissible).” Please briefly describe the certain conditions that may be waived without shareholder approval, and disclose how you will inform investors of the waiver of these conditions, if material.

Response: The Company respectfully acknowledges the Staff’s comment and notes that the disclosure on page 40 of Amendment No. 1 has been revised to clarify that, in the event that any conditions are waived by Grubhub, the Company understands that Grubhub will evaluate whether waiver of such condition or conditions is material and amendment of this proxy statement/prospectus and resolicitation of proxies would be warranted. Further, the Company understands from Grubhub that, as a result of the number and extent of such waivers, it is impracticable to address the circumstances under which a waiver of one or more conditions would be material and, further, that waiver of a condition could result in a requirement to provide amended disclosure to avoid rendering the disclosure previously provided to stockholders materially misleading or to resolicit Grubhub’s stockholders. The Company understands that Grubhub would need to evaluate such consequences as part of any decision to waive a condition.

Risks Relating to the Business of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group
“Compromised security measures and performance failures . . .”, page 43

6.
We note your disclosure that “the Just Eat Takeaway.com Group experienced a potentially coordinated series of severe DDoS attacks in March 2020 affecting several hundred thousand orders.” Please briefly describe the consequences of the DDoS attacks, including, if applicable, any losses incurred by Just Eat Takeaway.com Group to remediate the several hundred thousand orders affected by the attacks, and the specific steps taken to remedy the impact on those orders.

Response: The Company respectfully submits that as a result of the DDoS attacks that occurred in March 2020, the Company issued approximately €950,000 in compensation vouchers to the consumers affected by the attacks. The Company respectfully advises the Staff that the Company does not consider this effort to remedy the impact on orders and the resulting loss to the Company to be material to investors. Therefore, the Company believes that no additional detail relating to the DDoS attacks is necessary.

“The Just Eat Takeaway.com Group’s and the GrubHub Group’s operations . . .”, page 53

7.
This risk factor discusses numerous regulatory risks, which are discussed in varying levels of detail and apply to different aspects of the businesses.  Please revise to give separate and specific, as needed, prominence to the regulatory risks you discuss here, so that readers can appreciate the different risks you face.

Response: The Company acknowledges the Staff’s comment and the disclosure on pages 56 through 62 of Amendment No. 1 has been revised accordingly.

“The Just Eat Takeaway.com Group and, following Completion, the Enlarged Group’s financial position . . .”, page 57

8.
Please disclose whether you have referred your tax case to arbitration, and, if so, when you expect a final determination on your case. If you have not yet referred your case, please disclose that you have not done so, why you have not done so, and when you expect to do so.

Response: In response to the Staff’s comment, the disclosure on page 62 of Amendment No. 1 has been amended.

Risks Relating to the Just Eat Takeaway.com Group’s, the Grubhub Group’s and, following Completion, the Enlarged Group’s Capital Structure
“The intended delisting of the Just Eat Takeaway.com Shares . . .”, page 59

9.
We note your disclosure that “[s]hould a delisting of the Just Eat Takeaway.com Shares from Euronext Amsterdam occur, Just Eat Takeaway.com will take such action as may be necessary to ensure compliance with the terms and conditions of the Convertible Bonds 2019.” Please briefly describe the action(s) necessary to ensure compliance, and whether you have taken any of such actions to date.

Response: In response to the Staff’s comment, the disclosure on page 65 of Amendment No. 1 has been amended to describe the actions necessary to ensure compliance and the status of such actions to date.

Risks Relating to the New Just Eat Takeaway.com Shares and New Just Eat Takeaway.com ADSs
“Just Eat Takeaway.com has identified material weaknesses . . .”, page 63

10.
We note your disclosure that “Just Eat Takeaway.com is in the process of implementing measures designed to improve its internal control over financial reporting and remediate the control deficiencies that led to these material weaknesses.” Please briefly describe these measures.

Response: In response to the Staff’s comment, the disclosure on pages 69 through 70 of Amendment No. 1 has been amended to describe measures being taken to improve Just Eat Takeaway.com’s internal control over financial reporting and remediate the control deficiencies that led to material weaknesses.

“Holders of New Just Eat Takeaway.com ADSs will have limited recourse . . .”, page 65

11.
You disclose that “neither Just Eat Takeaway.com nor the depositary bank has any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any of New Just Eat Takeaway.com Shares or New Just Eat Takeaway.com ADSs, which in its opinion may involve it in expense or liability, unless it is indemnified to its satisfaction.” Please disclose the extent to which this limitation on liability applies to claims under U.S. federal securities laws.

Response: The Company respectfully acknowledges the Staff’s comment and submits that the limitation is with respect to the obligations of the Company and the depositary bank under, and pursuant to, the deposit agreement. The disclosure on page 71 of Amendment No. 1 has been amended to clarify the application of the limitation of liability.

Risks Relating to the GrubHub Group, page 66

12.
We note the disclosure on page 11 of Grubhub Inc.’s 10-Q for the period ended September 30, 2020 that “In January 2020, California State Assembly Bill 5 (‘AB5’) went into effect, which codifies a test to determine whether a worker is an employee or independent contractor under California law.” It appears that, since the filing of the 10-Q, California voters have approved a ballot measure to exempt certain delivery companies from reclassifying delivery drivers as employees, rather than independent contractors. Given your disclosure on page 167 that “[t]he Just Eat Takeaway.com Group . . . anticipates that, following Completion, the independent contractor model, where independent contractors are engaged directly as delivery drivers, will be the primary model used in the United States,” please amend your filing to provide risk factor disclosure related to the impact of the passage of this ballot measure in California on the business of Grubhub and the Enlarged Group, if material.

Response: In response to the Staff’s comment, disclosure has been added on page 57 of Amendment No. 1 relating to the impact of the passage of California State Assembly Bill 5.

13.
We note the disclosure on page 12 of Grubhub Inc.’s 10-K for the fiscal year ended December 31, 2019, that “we have experienced interruptions in our service in the past due to software and hardware issues as well as denial-of-service and other cyber-attacks.” In an appropriate place in your filing, please briefly describe the circumstances of these past interruptions, denial-of-service, and other cyber-attacks.

Response: In response to the Staff’s comment, the disclosure on page 46 of Amendment No. 1 has been amended to describe circumstances of past interruptions, denial-of-service, and other cyber-attacks.

GrubHub Proposal I: Adoption of the Merger Agreement
Background of the Merger, page 67

14.	Please amend your disclosure to clarify when and why GrubHub determined not to proceed with negotiations with company A.

Response: In response to the Staff’s comment, the disclosure on page 84 of Amendment No. 1 has been revised to clarify the circumstances under which Grubhub determined not to proceed with negotiations with Company A.

Opinion of Grubhub’s Financial Advisor, page 84

15.	Disclose the estimated synergies of the transaction, as used in certain of the analyses disclosed in this section.

Response: In response to the Staff’s comment, the disclosure on pages 102 through 103 of Amendment No. 1 has been amended to disclose the estimated cost synergies of the transaction.

Certain Unaudited Prospective Financial Information Prepared by Grubhub, page 91

16.	Please amend your disclosure to briefly describe the significant assumptions underlying the Grubhub and the counterparty financial projections.

Response: In response to the Staff’s comment, the disclosure on pages 100 through 102 of Amendment No. 1 has been amended to describe the significant assumptions underlying the Grubhub and the counterparty financial projections.

17.	Explain why the adjusted net revenue for the counterparty is reflected as “N/A” for 2026E-2029E.

Response: In response to the Staff’s comment, the disclosure on page 102 of Amendment No. 1 has been amended to explain the reason that adjusted net revenue for the counterparty is reflected as “N/A” for 2026E-2029E.

Just Eat Takeaway.com Supervisory Board and Just Eat Takeaway.com Management Board Following the Transaction, page 94

18.
You disclose that “Grubhub has selected Matthew Maloney to be the Grubhub Management Board nominee and Lloyd Frink and David Fisher to be the Grubhub Supervisory Board nominees.” Please file the consents of each director nominee as an exhibit to your proxy/registration statement. See Rule 438 of the Securities Act.

Response: In response to the Staff’s comment, consents of each director nominee are attached as Exhibits 99.3, 99.4 and 99.5 to Amendment No. 1.

Material U.S. Federal Income Tax Consequences, page 96

19.
We note your disclosure that “the Transaction is expected to qualify as a tax-free reorganization under Section 368(a) of the Code,” and your disclosure on page 23 that you “intend the Transaction to be treated as a tax-free reorganization under Section 368(a) of the Code” (emphasis added). Please revise your disclosure to provide a firm opinion of counsel regarding treatment of the transaction under Section 368(a). Please also remove language stating that it is “intended that,” “expected that,” or “generally,” certain material tax consequences will apply. Refer to Section III of Staff Legal Bulletin No. 19 for guidance. Please make similar changes throughout your prospectus, including to your Questions and Answers and Summary.

Response: In response to the Staff’s comment, the disclosure on pages 24 and 106 through 107 of Amendment No. 1 has been revised accordingly.

Treatment of Grubhub Equity Awards, page 109

20.
You disclose that “Just Eat Takeaway.com may substitute Just Eat Takeaway.com Shares for New Just Eat Takeaway.com ADSs as the security underlying the assumed options or assumed RSUs.” Please clarify the circumstances under which Just Eat Takeaway.com may substitute the security underlying the assumed options or assumed RSUs.

Response: In response to the Staff’s comment, the Company advises the Staff that, pursuant to Section 2.4 of the Merger Agreement, the Company may substitute Just Eat Takeaway.com shares for New Just Eat Takeaway.com ADSs as the security underlying the assumed options or the assumed RSUs in its sole discretion, with the only limitation being that the Company must act reasonably in making such determination. The disclosure on pages 10, 26, and 118 through 119 of Amendment No. 1 has been revised to provide this clarification.

Certain Effects of the Merger, page 117

21.
We note your disclosure that “[u]pon Just Eat Takeaway.com’s reasonable determination Just Eat Takeaway.com may, or upon Grubhub’s reasonable request to the extent reasonably practicable Just Eat Takeaway.com will, permit (but not obligate) Grubhub Stockholders to elect to receive a number of Just Eat Takeaway.com Shares (or Just Eat Takeaway.com CDIs) equal to the exchange ratio for each outstanding Grubhub Share in lieu of New Just Eat Takeaway.com ADSs issuable as the merger consideration.” Please amend your disclosure to define “reasonable determination” and “reasonable request,” to give shareholders context as to under what circumstances they may receive Just Eat Takeaway.com Shares or CDIs rather than ADSs.

Response: The Company acknowledges the Staff’s comment and respectfully submits that the referenced disclosure conforms to the terms of Section 2.6(a) of the Merger Agreement, which neither defines the phrases “reasonable determination” and “reasonable request” nor sets forth any conditions or qualifications for their determination. In future filings, the Company will consider appropriate updates to the referenced disclosure in the event that the Company or Grubhub take any actions to make the option to receive Just Eat Takeaway.com shares or CDIs rather than ADSs available.

Governing Law, page 160

22.
We note your disclosure that “Just Eat Takeaway.com and Grubhub have submitted to the exclusive jurisdiction of the Delaware Court of Chancery or, to the extent that court declines to accept jurisdiction over a particular matter, any federal court located in Delaware, in the event any dispute arises out of the Merger Agreement or the transactions contemplated by the Merger Agreement.” Please amend your disclosure to clarify whether and to what extent this provision is intended to apply to claims arising under the U.S. federal securities laws. Provide related risk factor disclosure, and disclosure related to the enforceability of the provision.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the governing law and dispute resolution provisions in the Merger Agreement apply solely to claims or actions brought by one or more parties to the Merger Agreement arising out of or relating to the Merger Agreement, the agreements delivered in connection therewith, the transactions contemplated thereunder or for recognition or enforcement of any judgment relating thereto, and are not intended to apply to claims or actions brought by investors pursuant to the federal securities laws. The disclosure on page 168 of Amendment No. 1 has been amended to provide additional clarification.

Business of the Just Eat Takeaway.com Group, page 162

23.	Please amend your disclosure to define “full-time employee equivalents.”

Response: In response to the Staff’s comment, the disclosure on page 170 of Amendment No. 1 has been amended to define “full-time employee equivalents.”

History, Development, and Highlights
Continued Growth Through Material Acquisitions, page 163

24.
You disclose that “[f]ollowing the lifting of the CMA’s hold separate order regarding the Just Eat Acquisition on 15 April 2020, the Just Eat Takeaway.com Group has made substantial progress with the integration of the Just Eat Group business.” Please clarify what is meant by “substantial progress,” including a discussion of the additional steps needed to fully integrate the Just Eat Acquisition and when you expect the acquisition to be fully integrated. Further, please disclose whether you expect the Just Eat Acquisition to be fully integrated prior to the closing of the merger with Grubhub Group, and if not, the impact on the Enlarged Group, if any, of attempting to integrate two acquisitions at the same time.

Response: In response to the Staff’s comment, the disclosure on page 172 of Amendment No. 1 has been amended.

Delivery Fee Revenue, page 168

25.
You disclose that “[t]he Delivery fee charged per Delivery Order varies depending on the market and also dynamically within markets based on a variety of operational and strategic drivers.” Please briefly describe these operational drivers and strategic drivers, and clarify how these drivers influence the delivery fee per order.

Response: In response to the Staff’s comment, the disclosure on page 176 of Amendment No. 1 has been amended to briefly describe the operational drivers and strategic drivers.

Legal and Administrative Proceedings
EU State Aid, page 173

26.	Please amend your disclosure to briefly describe the Group Financing Exemption, and why and how you may be impacted by the final outcome of the relevant investigation.

Response: The Company acknowledges the Staff’s comment and the disclosure on pages 182 through 183 of Amendment No. 1 has been revised accordingly.

Delivery Hero Arbitration, page 174

27.
Please briefly describe the actions taken by Delivery Hero that caused it to violate its “standstill undertaking.” In this regard, we note your disclosure on page 179 describing the standstill provisions of the agreement with Delivery Hero, but it is unclear how Delivery Hero failed to comply with these provisions.

Response: In response to the Staff’s comment, the disclosure on page 183 of Amendment No. 1 has been revised.

Regulatory
Payment Services, page 175

28.
We note your disclosures that “[a]ll Online Payments for food in all EEA countries other than Bulgaria and Romania in which the Just Eat Takeaway.com Group has historically operated prior to the Just Eat Acquisition are facilitated by Takeaway.com Payments B.V., a Dutch incorporated 100% subsidiary of Just Eat Takeaway.com;” and “[w[hen a consumer places an Order via the Just Eat Takeaway.com Group’s platform, payments are processed by Adyen N.V. and other acquirers.” Please clarify how payments are processed on your platform, including the relationship between Takeaway.com Payments B.V. and Adyen N.V. in the payment process.

Response: In response to the Staff’s comment, the disclosure on page 184 of Amendment No. 1 has been revised.

Convertible Bonds 2019
Convertible Bonds 2020, page 180

29.
You disclose that the conversion price of both the 2019 and 2020 convertible bonds will be adjusted upon the occurrence of a change of control event, including a merger or other corporate action. Please disclose whether the current merger represents a change in control event, and describe the adjusted pricing terms.

Response: In response to the Staff’s comment, the disclosure on pages 190 through 191 of Amendment No. 1 has been revised to disclose that the current merger does not constitute a change of control event or a merger event under the terms of either the 2019 or the 2020 convertible bonds.

Material Contracts
Just Eat Revolving Credit Facility, page 182

30.
Please confirm that you will file the Just Eat Revolving Credit Facility as an exhibit to your proxy/registration statement, or tell us why you do not believe you are required to do so. See Item 21(a) of Form F-4 and Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully submits that the Just Eat Revolving Credit Facility is a customary financing arrangement for corporate borrowers which was entered into in the ordinary course of business and ordinarily accompanies the business of the Company and therefore is not a material contract under Item 601(b)(10) of Regulation S-K.  Further, the Company respectfully submits that the Just Eat Revolving Credit Facility does not fall within any of the categories enumerated in Section 601(b)(10)(ii) of Regulation S-K.  In particular, the Just Eat Revolving Credit Facility does not fall within the category enumerated in Section 601(b)(10)(ii)(B) of Regulation S-K because the business of the Company and its subsidiaries is not “substantially dependent” on the Just Eat Revolving Credit Facility.  As of 30 June 2020, only €9 million of indebtedness was outstanding under the Just Eat Revolving Credit Facility, and the Company expects that no indebtedness will be outstanding under the Just Eat Revolving Credit Facility as of 31 December 2020.  Further, as of 31 December 2019, only €15 million of indebtedness was outstanding under the Company’s previous revolving credit facility, which was repaid prior to the termination of such facility in April 2020. Because the Just Eat Revolving Credit Facility is available for backup liquidity but is, and historically has been, primarily undrawn, the Company respectfully submits that it is not substantially dependent on the Just Eat Revolving Credit Facility for liquidity.

31.
We note that the interest rate of the Just Eat Revolving Credit Facility is tied to LIBOR. Please provide risk factor disclosure related to the impact of the discontinuation of LIBOR on the revolving credit facility. Alternatively, please tell us why you believe you are not required to do so.

Response: The Company respectfully advises the Staff that it considers the discontinuation of LIBOR to be an anticipated administrative event to be addressed in accordance with the standard mechanisms built into the Just Eat Revolving Credit Facility, and that it does not consider such discontinuation to pose a material risk to investors. The Company notes that the description of the Just Eat Revolving Credit Facility on page 192 of Amendment No. 1 has been updated to include a summary of the standard mechanisms that will apply upon the discontinuation of LIBOR. Moreover, under the Just Eat Revolving Credit Facility, LIBOR is only applicable for borrowings in certain currencies. In particular, borrowings in euro and Canadian dollars are based on EURIBOR and CIDOR, respectively. The only borrowings outstanding under the Just Eat Revolving Credit Facility as of 30 June 2020 were in pound sterling. The Just Eat Revolving Credit Facility is the Company’s only debt obligation with an interest rate tied to LIBOR, and as of 30 June 2020, there was not any material amount of indebtedness outstanding under such facility.  As a result, the Company respectfully submits that including a risk factor describing the impact of the discontinuation of LIBOR on the Company’s revolving credit facility would not be helpful for investors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Just Eat Takeaway.com Group
Results of Operations, page 196

32.
Where you discuss multiple factors contributing to changes in line items, please quantify the contribution of each factor. For example, you disclose on page 200 that “Marketing expenses for legacy businesses for the six-month period ended 30 June 2020 decreased by 9% to €62 million as compared to the six-month period ended 30 June 2019, as a result of synergies from the German Businesses Acquisition and the phasing of brand spending to the second half of 2020 in response to COVID-19” (emphasis added). Please make changes to all periods and segments discussed, where you attribute changes in line items to multiple factors.

Response: In response to the Staff’s comment, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Just Eat Takeaway.com Group” section of Amendment No. 1 has been revised to provide quantification where such quantification is available without undue burden and meaningful to investors.

33.
When providing your Non-IFRS measure of “Adjusted EBITDA margin (%),” here and elsewhere within the filing, please present the comparable IFRS measure with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: In response to the Staff’s comment, the disclosure has been revised as applicable in Amendment No. 1 to present the most directly comparable IFRS measure with equal or greater prominence to each presentation of adjusted EBITDA margin for the Group in Amendment No. 1.

Impact of COVID-19, page 216

34.
We note that “Just Eat Takeaway.com Group provided temporary commission relief in the United Kingdom and Canada.” Please clarify the type of “commission relief” you provided. For example, disclose whether you implemented a commission cap, reduced percentage, etc. Please disclose whether you expect to continue to provide commission relief in these and other locations in future periods, and whether you expect the Enlarged Group to provide any commission relief. Quantify the impact of this commission relief on your operations in the United Kingdom and Canada, if material. As a related matter, we note your disclosure on page 46 that “governments in several of the markets where the Just Eat Takeaway.com Group and the Grubhub Group operate introduced emergency orders that limit the commission they can charge their restaurant partners in order to aid the restaurant sector.” Please disclose whether these limitations on commissions are still in place, and whether you expect the Enlarged Group to be subject to these commission limitations in future periods.

Response: In response to the Staff’s comment, the disclosure on page 225 of Amendment No. 1 has been revised to clarify commission relief provided and further discuss limitations on commissions.

Information About the Management and Compensation of Just Eat Takeaway.com, page 221

35.
You disclose on page 273 that Just Eat Takeaway.com has a two-tier governance system consisting of the Just Eat Takeaway.com Management Board and Just Eat Takeaway.com Supervisory Board. While you include disclosure about the individuals on each board in this section, please provide more detail about this two-tier governance system, including the relative roles and duties of the Supervisory Board and Management Board. In this regard, while it appears that some of these duties and roles are described in your “Comparison of Shareholder Rights” disclosure, please amend your disclosure in this section to clearly describe how your two-tier governance system operates.

Response: In response to the Staff’s comment, the disclosure on page 239 of Amendment No. 1 has been revised to describe the duties and roles of the Supervisory Board and Management Board.

Just Eat Takeaway.com Group Unaudited Pro Forma Condensed Combined Financial Information
5. Adjustments related to the Transaction, page 251

36.	Please explain the first table under subheading (b) on page 252.

Response: The Company respectfully advises the Staff that the intent of the table is to present the preliminary allocation of the preliminary purchase consideration to Grubhub’s assets and liabilities based on their estimated fair values, and the resulting adjustment to goodwill. The presentation of the table has been modified on page 261 of Amendment No. 1 to make the purpose of the table more clear.

Repurchase of Just Eat Takeaway.com Shares, page 259

37.	Please briefly describe the “certain other conditions set out in the resolution,” that Just Eat Takeaway.com must satisfy in order to repurchase shares during the relevant period.

Response: In response to the Staff’s comment, the disclosure on page 269 of Amendment No. 1 has been revised to describe the additional condition applicable to repurchases of Just Eat Takeaway.com Shares pursuant to the resolution adopted by the General Meeting on 14 May 2020.

Jurisdiction and Arbitration, page 272

38.
We note your disclosure that the depositary agreement will contain an exclusive jurisdiction provision limiting claims to the federal or state courts in New York City, and that “the depositary bank will have the right to refer any claim or dispute arising from the relationship created by the deposit agreement to arbitration.” Please amend your filing to disclose the extent to which the exclusive jurisdiction provision applies to Securities Act and Exchange Act Claims. Please also amend your filing to include appropriate risk factor disclosure relating to the exclusive jurisdiction and arbitration provisions, including but not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable. As a related matter, we also note your disclosure that “[t]he arbitration provisions of the deposit agreement do not preclude ADS holders from pursuing claims under the Securities Act or the Exchange Act in federal or state courts in the City of New York.” Please confirm that the deposit agreement will state the extent to which the exclusive jurisdiction and arbitration provisions apply to Securities Act and Exchange Act claims, or tell us how you will inform future investors of the provision’s limited applicability.

Response: In response to the Staff’s comment, a risk factor has been added on page 71 of Amendment No. 1 relating to the exclusive jurisdiction and arbitration provisions and disclosure on page 281 of Amendment No. 1 has been revised. The Staff’s comment on the depositary agreement is duly noted and will be addressed in the applicable provisions therein and we will file the depositary agreement in due course.

Jury Trial Waiver, page 272

39.
You disclose that the deposit agreement contains a jury trial waiver provision. Please disclose whether and to what extent this provision applies to U.S. federal securities law claims. If the provision applies to U.S. federal securities law claims, please amend your filing to include relevant risk factor disclosure related to the jury trial waiver provision, including increased costs to bring a claim, limited access to information and other imbalances of resources between the company and shareholders, and that these provisions can discourage claims or limit a shareholder’s ability to bring a claim in a judicial forum that they find favorable. Please also describe the impact of this provision on claims arising under other, relevant laws, if material. Finally, please disclose whether this provision will apply to purchasers in secondary transactions.

Response: In response to the Staff’s comment, a risk factor has been added on pages 71 through 72 of Amendment No. 1 relating to the jury trial waiver provision and disclosure on page 281 of Amendment No. 1 has been revised.

Where You Can Find More Information
Grubhub SEC Filings (File No. 1-36389), page 300

40.
Please describe all material changes, if any, in Grubhub’s affairs that have occurred since the end of the latest fiscal year, that have not been described in its Form 10-Q filings or Form 8-K filings incorporated by reference in the proxy/registration statement. See Item 10(a) of Form F-4.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company understands that all material changes in Grubhub’s affairs that have occurred since the end of the latest fiscal year have been described in its Form 10-Q Filings or Form 8-K filings incorporated by reference in the proxy/registration statement.

Unaudited Interim Condensed Consolidated Financial Statements, page F-2

41.
Please revise the column headers to your financial statements to consistently present the manner in which your balances are presented. In this regard, we note your interim statement of profit or loss and footnotes disclose their presentation in millions, whereas the remaining interim financial statements disclose their presentation in thousands.

Response: In response to the Staff’s comment, the column headers to the Company’s unaudited interim condensed consolidated financial statements (the “unaudited interim financial statements”) have been revised to consistently indicate the manner in which its balances are presented.

42.	Please revise to clearly mark all pages of your interim financial statements and related footnotes as unaudited.

Response: In response to the Staff’s comment, the unaudited interim financial statements and related footnotes have been marked as unaudited in Amendment No. 1.

Notes to the Condensed Consolidated Interim Financial Statements
3. Business Combinations, page F-7

43.
Your provisional purchase price allocation results in a material change to your intangible asset balance. Please revise to disclose your intangible asset balances, and impacts to related disclosures as of June 30, 2020. Refer to paragraph 59 of IFRS 3.

Response: In accordance with paragraph 59 of IFRS 3, Note 3, Business Combinations, to the Company’s consolidated financial statements has been revised to provide information on the balances of the following classes of intangible assets acquired: consumer lists; brand names; technology platform; restaurant database; and other intangible assets.

44.	Referencing authoritative literature, please explain your accounting between the date that the Just Eat acquisition was declared wholly unconditional and the control date.

Response: The Company respectfully advises the Staff that, as disclosed in Note 3, Business combinations, to the unaudited interim financial statements, between the date that the acquisition of Just Eat Limited (“Just Eat”) was declared wholly unconditional and 15 April 2020, the accounting acquisition date (the “control date”) as determined by the Company based on paragraph 8 of IFRS 3, the Company could neither exercise control (based on the guidance in IFRS 10 as referred to in paragraph 7 of IFRS 3) nor exercise significant influence (as defined in paragraph 3 of IAS 28).

The Company respectfully advises the Staff that the hold separate order imposed by the United Kingdom’s Competition and Markets Authority (“CMA”) required the businesses of the Company and Just Eat to be run independently until the CMA’s investigation had been concluded and prevented the Company from participating in the financial and operating policy decisions of Just Eat or from exercising its existing right as a shareholder which would have given the Company the current ability to direct the relevant activities. The Company advises the Staff that while it is presumed that an entity with 20 percent or more of the voting power of the investee has significant influence, this presumption can be rebutted if it is clearly demonstrated (paragraph 5 of IAS 28) due to facts such as the CMA’s hold separate order.

As the equity instruments of Just Eat met the definition of a financial instrument as defined in IAS 32, the Company applied IFRS 9 to its investment in the equity instruments of Just Eat in accordance with the guidance in paragraph 2.1 of IFRS 9. The Company respectfully advises the Staff that the scope exception in paragraph 2.1(a) of IFRS 9 did not apply due to the fact that the interest in Just Eat was not accounted for in accordance with IFRS 10 or IAS 28 between the date that the Just Eat acquisition was declared wholly unconditional and the control date due to the hold separate order imposed by the CMA.

In accordance with paragraph 4.1.4 and paragraph 5.7.5 of IFRS 9, an irrevocable election was made at initial recognition of the investment to present subsequent changes in fair value through Other comprehensive income. In applying IFRS 9, the investment was measured at a fair value of €7.1 billion as of the date that the acquisition of Just Eat was declared wholly unconditional.

On 15 April 2020, the CMA revoked the hold separate order and, as of such date, control was obtained. The fair value as at 15 April 2020 (the acquisition date) amounted to €7.4 billion being the acquisition date fair value of consideration transferred, was used to recognize and measure goodwill. As such, a fair value gain of €0.3 billion was accounted through Other comprehensive income.

45.
Reference is made to page F-8 where you disclose combined revenue and loss as if control had been obtained on 1 January 2020. These amounts have not been adjusted for any additional depreciation and amortisation that would been charged assuming the fair value adjustments had applied from 1 January 2020. Please tell us why these adjustments were not made for this acquisition and other acquisitions in this Registration Statement. Refer to paragraph B64(q)(ii) of IFRS 3.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that IFRS 3 contains no guidance on how the combined revenue and loss should be determined. In the absence of explicit application guidance, in accordance with paragraph 10 of IAS 8, the Company has developed a simple aggregation of results approach for this disclosure which it has consistently applied as a practical approach to the disclosure requirements of paragraph B64(q)(ii).

12. Investments in Associates and Joint Ventures, page F-13

46.	Please tell us your consideration of disclosing summarized financial information pursuant to Rule 10-01(b)(1) of Regulation S-X.

Response: The Company respectfully advises the Staff that Rule 10-01(b)(1) of Regulation S-X is not applicable to foreign private issuers (see FRM 6320.6).  However, paragraph B12 of IFRS 12 requires summarized financial information for associates which the Company will include in its audited consolidated financial statements for the year ended 31 December 2020.

Audited Consolidated Financial Statements of the Just Eat Takeaway.com Group
Notes to the Consolidated Financial Statements
2 Basis of Preparation
Principal Versus Agent Revenue Recognition, page F-27

47.
Please provide your analysis performed in determining Just Eat Takeaway.com to be the principal in providing delivery services. In your response, please tell us your consideration of the guidance in paragraphs B34 through B38 of IFRS 15. In this regard, please discuss your analysis of arrangements prior to your acquisition of the Just Eat Group and tell us of any changes since the acquisition.

Response: The Company respectfully advises the Staff that delivery revenues are earned for delivery services when the Company is responsible for providing the delivery services for orders from restaurants that do not deliver themselves.  The Company advises the Staff that the Company may make use of employed couriers, independent contractors, third party delivery companies and agencies (together “Couriers”), in each case selected by the Company, to provide the delivery service. The Company has a contractual obligation with the restaurant to provide the delivery service itself in line with the guidance from paragraph B34 of IFRS 15.

Where restaurants opt for delivery services to be provided by the Company, the contract with the restaurant allows the Company to set a minimum order value and to charge each consumer a delivery fee on a per order basis. As part of the Company’s customary business practices, the Company also handles all aspects of customer service related to the delivery service, including rectifying any issues with the delivery service.

In forming its accounting policy, the Company considered the principal versus agent guidance in paragraphs B34 through B38 of IFRS 15. To determine the nature of its promise, the Company, in accordance with paragraph B34A, identified the delivery service as the service to be provided to the restaurant and assessed whether the Company controls the service before it is transferred.

In determining that it controls the service, the Company considered the following:

•
to fulfill the delivery services, the Company has set up its own network of Couriers to perform the delivery services by entering into contracts with the Couriers. The Company advises the Staff that the contracts with Couriers are separate from the contracts with the restaurants; and

•	the contracts with the Couriers enable the Company to direct those Couriers to provide services to any of the restaurants with which the Company has contracted to provide delivery services.

The Company also considered the indicators in paragraph B37 of IFRS 15 as follows:

(i)
Primary responsibility: The Company has determined that it is primarily responsible for identifying and (re)directing the drivers to perform the delivery services and therefore is contractually obliged to provide the service;

(ii)
Inventory risk: The Company considers that inventory risk is not relevant in relation to delivery services provided by independent contractors and third party delivery companies as the Company is not contractually required to provide any particular volume of services. Nevertheless, the Company bears risk that is similar to inventory risk in that it is responsible for obtaining the services of the network of Couriers and incurring the related costs independent of delivery assignments as well as handling any complaints related to the delivery service; and

(iii)	Discretion in establishing the price: The Company has discretion over the price that is charged to the consumer for such delivery services;

thereby making the Company the principal in accordance with paragraph B37 of IFRS 15.

The Company introduced delivery fee charges to consumers in certain markets in February 2020 and, therefore, the Company did not have any delivery fee revenue (from consumers) prior to this time. Furthermore, the treatment of the Company as the principal in connection with delivery services has been applied consistently prior to and subsequent to the acquisition of Just Eat and its subsidiaries (the “Just Eat Group”).

3 Revenue
Other revenue, page F-31

48.
We note your disclosure that Placement Fees are recorded at the point in time when the transaction is complete. Please tell us the nature of these fees and when you believe the performance obligation has been satisfied. Refer to Paragraphs 31 through 38 of IFRS 15.

Additionally, we note that Just Eat Limited recognized Placement Fees over time (page F-91). In this regard, please tell us how you recognized Just Eat Limited’s Placement Fees in your June 30, 2020 unaudited consolidated financial statements.

Response: The Company respectfully advises the Staff that, prior to the consolidation of the Just Eat Group, Placement Fees were sold to restaurants using only a cost per order model. Since the consolidation of the Just Eat Group into the Group on 15 April 2020, in addition to the cost per order model, a fixed fee model, the model historically adopted by the Just Eat Group, has also been used.

Under the cost per order model, the Company is obligated to place the restaurant in a promoted position appearing higher in the search results on the platform for selected locations for a specific duration as specified in the contract. The Company has determined that its performance obligation is to place the restaurant in a promoted position appearing higher in the search results and to generate orders from consumers for that restaurant from such placement. The Company’s accounting policy is to recognize revenue when the order is fulfilled as at such time the restaurant has accepted the order and the Company has obtained a legally enforceable right to payment from the restaurant.

Under the fixed fee model, the Company is obligated to place the restaurant in a promoted position appearing higher in the search results on the platform for selected locations for a specific duration as specified in the contract. The Company has determined that its performance obligation is a stand-ready obligation in accordance with paragraph 26(e) of IFRS 15. The Company’s accounting policy is to recognize revenue ratably over the applicable contract duration as 1) the restaurant is required to pay regardless of the number of searches or orders generated, 2) the Company stands ready to place the restaurant in a promoted position appearing higher in the search results over the contract duration and 3) it appropriately reflects the measure of progress towards completion of the Company’s stand-ready obligation and fulfills the requirement of paragraph 31 of IFRS 15 to recognize revenue as an entity satisfies a performance obligation.

The disclosure related to Placement Fees in the notes to the Company’s consolidated financial statements was in relation to the cost per order model, which was the sole model applied by the Company at that time. The disclosure related to Placement Fees in the Just Eat Group’s audited consolidated financial statements (the “Just Eat Group’s consolidated financial statements”) indicates the model as applied by the Just Eat Group, which was the fixed fee model.

The Company’s audited consolidated financial statements for the year ended 31 December 2020 will provide disclosure on the different models and their respective accounting treatment.

Delivery Fee Revenue, page F-31

49.
You state on page 189 of your filing that delivery orders “carry a significantly higher commission rate.” We further noted that no delivery revenue was recognized for the year ended December 31, 2019. Please tell us your application of paragraphs 73 through 80 of IFRS 15 in determining whether to allocate any commission revenue to your delivery services performance obligation both for the annual periods presented, and for the period ended June 30, 2020.

Response: The Company respectfully advises the Staff that commission is earned from restaurants on a per order basis as a percentage of the Gross Merchandise Value (“GMV”) per order. Where the Company is responsible for providing delivery services for orders from restaurants that do not deliver themselves, the commission as a percentage of the GMV per order that restaurants are charged is significantly higher than when restaurants provide the delivery services themselves. Additionally, a delivery fee is charged to consumers for delivery services when the Company is responsible for providing the delivery services for orders from restaurants that do not deliver themselves. This delivery fee charge to consumers was introduced in certain markets in February 2020 and, therefore, the Company did not have any revenue from delivery fee charges to consumers for the year ended 31 December 2019.

The Company respectfully advises the Staff that the Company has determined that the order facilitation service and delivery service are distinct performance obligations given that the restaurant can benefit from each item separately in accordance with the guidance in paragraphs 22 through 30 of IFRS 15.

The Company respectfully advises the Staff that the Company has determined that the transaction price is the amount of commission to which the Company expects to be entitled in exchange for services to the restaurant as well as the delivery fee charged to the consumer in accordance the guidance in paragraph 47 of IFRS 15.

In accordance with paragraphs 73-80 of IFRS 15, the Company acknowledges that it should allocate the transaction price to each of its performance obligations on a relative stand-alone selling price basis. However, given the relatively short period of time between satisfaction of the order facilitation and delivery service performance obligations, the Company has adopted a practical approach of not allocating the transaction price to the order facilitation service and delivery service performance obligations as this does not impact the timing of revenue recognition nor the amount of revenue recognized.

The Company additionally notes that this is in line with the guidance in paragraph 73 of IFRS 15, which clarifies that the objective of allocating the transaction price to each performance obligation is to depict the consideration to which the Company expects to be entitled in exchange for transferring each of the performance obligations to the customer.

The Company respectfully advises the Staff that its disclosure of disaggregated revenue in Note 3, Revenue, to the Company’s consolidated financial statements is not by performance obligation. In applying the disclosure requirements of paragraph 114 of IFRS 15, the Company disaggregates its revenue based on the source of cash flow (restaurant or consumer) and type of fee (commission or fixed fee) rather than by performance obligation. The Company has applied judgment to determine that this level of disaggregation best depicts how the nature, amount, timing and uncertainty of its revenues and cash flows are affected by economic factors pertaining to its partner restaurants as opposed to consumers. Furthermore, this level of disaggregation is in line with how revenues are reviewed internally in accordance with paragraph B88 (b) of IFRS 15.

The Company respectfully advises the Staff that all commissions charged to restaurants (including commissions where the Company is responsible for providing the delivery services) are disclosed within “Commission revenue,” whereas fees for delivery services charged to the consumer are disclosed in “Delivery fee revenue”.

18 Capital and Reserves
Accumulated deficits, page F-56

50.	Please explain why the net loss amounts disclosed do not agree to the consolidated financial statements.

Response: The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that the referenced footnote has been corrected and therefore, as revised, agrees with the Consolidated statement of changes in equity.

Audited Consolidated Financial Statements of the Just Eat Group
Consolidated Balance Sheet, page F-77

51.
It appears the reference to audited balance sheets as of December 31, 2019 and 2018 in the introduction and opinion paragraphs of the audit report is inconsistent with the audited balance sheets presented, which include the balance sheet as of as of January 1, 2018. Please coordinate with the auditor to revise their report to make reference to the appropriate balance sheets covered by the audit report.

Response: The Company respectfully acknowledge the Staff’s comment and has consulted with Just Eat’s independent auditor. The Company respectfully advises the Staff that the balance sheet as of 1 January 2018 has been included to comply with the disclosure requirement in paragraph 49(c) of IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors and paragraph 40A of IAS 1 - Presentation of Financial Statements (“IAS 1”) as a result of prior year restatements disclosed in Note 2 to the unaudited interim financial statements. The Company respectfully advises the Staff that the balance sheet as of January 1, 2018 does not meet the definition of comparative financial statements as set out in paragraph 10 of AU-C Section 700 - Forming an Opinion and Reporting on Financial Statements (“AU-C Section 700”) being “[a] complete set of financial statements for one or more prior periods included for comparison with the financial statements of the current period” as it does not include notes and other explanatory information in accordance with the guidance in paragraph 40C of IAS 1. Just Eat’s independent auditors, in accordance with paragraph 47 of AU-C Section 700, have expressed an opinion and referred to each period for which financial statements are presented in their Independent Auditors’ Report. Therefore, the Company and Just Eat’s independent auditors do not believe that the Independent Auditors' Report needs to be revised to make a reference to the balance sheet as of 1 January 2018.

Notes to the Consolidated Financial Statements
2. Basis of Preparation
Principal Versus Agent Accounting, page F-81

52.
Please provide the analysis performed by Just Eat Limited in determining themselves to be the principal in providing delivery services. In your response, please tell us Just Eat Limited’s consideration of the guidance in paragraphs B34 through B38 of IFRS 15.

Response: The Company respectfully advises the Staff that where the terms of the contract with the restaurant require the Just Eat Group to provide delivery services, the Just Eat Group is obligated by the contract with the restaurant to use commercially reasonable efforts to have the order delivered to the consumer. Where restaurants opt for delivery services to be provided by the Just Eat Group, the contract with the restaurant allows the Just Eat Group to set a minimum order value and to charge each consumer a delivery fee on a per order basis. The Company advises the Staff that the Just Eat Group may make use of independent contractors and third party delivery companies (together “Couriers”), in each case selected by the Just Eat Group, to provide the delivery service. As part of the Just Eat Group’s customary business practices, the Just Eat Group also handles all aspects of customer service related to the delivery service, including rectifying any issues with the delivery service.

In forming its accounting policy, the Just Eat Group considered the principal versus agent guidance in paragraphs B34 through B38 of IFRS 15. To determine the nature of its promise, the Just Eat Group, in accordance with paragraph B34A, identified the delivery service as the service to be provided to the restaurant and assessed whether the Just Eat Group controls the service before it is transferred.

In determining that it controls the service, the Just Eat Group considered the following:

•
to fulfill the delivery services, the Just Eat Group has set up its own network of Couriers to perform the delivery services by entering into contracts with the Couriers. The Company advises the Staff that the contracts with Couriers are separate from the contracts with the restaurants; and

•
the contracts with the Couriers enable the Just Eat Group to direct those Couriers to provide services to any of the restaurants with which the Just Eat Group has contracted to provide delivery services.

The Just Eat Group also considered the indicators in paragraph B37 of IFRS 15 as follows:

(i)
Primary responsibility: The contract with the restaurant obligates the Just Eat Group to collect and deliver the order from the restaurant to the consumer and permits the Just Eat Group to set a minimum order value before any orders using the delivery service are processed and to provide the service through the Just Eat Group’s network of Couriers;

(ii)
Inventory risk: The Just Eat Group considers that inventory risk is not relevant in relation to delivery services as Couriers are not contractually required to provide any particular volume of services and the Just Eat Group contracts with Couriers on a pay per order basis. Nevertheless, the Just Eat Group bears risk that is similar to inventory risk in that it is responsible for obtaining the services of the network of Couriers and incurring the related costs independent of delivery assignments as well as handling any complaints related to the delivery service; and

(iii)
Discretion in establishing the price: The contract with the restaurant provides the Just Eat Group with discretion in establishing the delivery price as it has the right to set the delivery fees payable by the consumer for the delivery services;

thereby making the Just Eat Group the principal in accordance with paragraph B37 of IFRS 15.

3. Revenue
Delivery Fee Revenue, page F-91

53.
Please tell us if the commission rates for delivery orders for Just Eat Limited differed from the commission rates for non-delivery orders. In addition, provide us with Just Eat Limited’s application of paragraphs 73 through 80 of IFRS 15 in determining whether to allocate any commission revenue to their delivery services performance obligation.

Response: The Company respectfully advises the Staff that commission is earned by the Just Eat Group from restaurants on a per order basis as a percentage of GMV per order. Where the Just Eat Group is responsible for providing delivery services for orders from restaurants that do not deliver themselves, the commission as a percentage of the GMV per order that restaurants are charged is higher than when restaurants provide the delivery services themselves. Additionally, a delivery fee is charged to consumers for delivery services when the Just Eat Group is responsible for providing the delivery services for orders from restaurants that do not deliver themselves.

The Company respectfully advises the Staff that the Just Eat Group has determined that the order facilitation service and delivery service are distinct performance obligations given that the restaurant can benefit from each item separately in accordance with the guidance in paragraphs 22 through 30 of IFRS 15.

The Company respectfully advises the Staff that the Just Eat Group has determined that the transaction price is the amount of commission to which the Just Eat Group expects to be entitled in exchange for services to the restaurant as well as the delivery fee charged to the consumer in accordance the guidance in paragraph 47 of IFRS 15.

In accordance with paragraphs 73-80 of IFRS 15, the Company acknowledges that the Just Eat Group should allocate the transaction price to each of its performance obligations on a relative stand-alone selling price basis. However, given the relatively short period of time between order fulfillment and delivery, the allocation of the transaction price to the order fulfillment and delivery performance obligations does not impact the timing of revenue recognition nor the amount of revenue recognized.  The commission revenue earned from orders where the Just Eat Group is responsible for providing the delivery services is therefore not separately allocated to performance obligations.

The Company additionally notes that this is in line with the guidance in paragraph 73 of IFRS 15, which clarifies that the objective of allocating the transaction price to each performance obligation is to depict the consideration to which the Just Eat Group expects to be entitled in exchange for transferring each of the performance obligations to the customer.

The Company respectfully advises the Staff that the Just Eat Group’s disclosure of disaggregated revenue in Note 3, Revenue, to the Just Eat Group’s consolidated financial statements is not by performance obligation. In applying the disclosure requirements of paragraph 114 of IFRS 15, the Just Eat Group disaggregates its revenue based on the source of cash flow and type of fee rather than by performance obligation. The Just Eat Group has applied judgment to determine that this level of disaggregation best depicts how the nature, amount, timing and uncertainty of its revenues and cash flows are affected by economic factors.  Furthermore, this level of disaggregation is in line with how revenues are reviewed internally in accordance with paragraph B88(b) of IFRS 15.

* * *

Please do not hesitate to contact me at 011-44-207-453-1090 or acaples@cravath.com or G.J. Ligelis Jr. at 212-474-1892 or gligelisjr@cravath.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Alyssa K. Caples
Alyssa K. Caples

Cc:          Jitse Groen, Chief Executive Officer
Just Eat Takeaway.com N.V.

Sophie Versteege, Secretary and General Counsel
Just Eat Takeaway.com N.V.

Maggie Drucker, Chief Legal Officer
Grubhub Inc.

Daniel Wolf
Laura Sullivan
Romain Dambre
Kirkland & Ellis LLP